                                                                    EXHIBIT 99.9



          [TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC. LETTERHEAD]





                               September 22, 1997



Jeff Hanser
2573 Grandview Street
San Diego, CA 92110


     Re:  Option to Purchase Shares of Common Stock of Transition
          Analysis Component Technology, Inc. (the "Company" or "TACTech")



Dear Mr. Hanser:

     Reference is made to the Company, its issued and outstanding shares of Common Stock, $.01 Company's agreement to grant to you an option to purchase from the Company up to 22,452 shares of Common Stock (the "Option"). The Option shall be on the terms set forth in this letter agreement and the grant of the Option shall be made in consideration for the terms and covenants set forth herein.

     1. Agreement to Grant Options. The Company hereby grants the Option to you in consideration for your exchange of shares of common stock of Research Analysis Corporation for shares of Common Stock pursuant to the agreement by and among Research Analysis Corporation, you, Bruce L. Blackford, Research Technology Analysis Corp., and the Company of even date herewith, and other good and valuable consideration, the receipt of which is hereby acknowledged.

     2. Terms of Options. The Options shall have the following terms:

          (a) Exercise Date. Subject to the limitations on vesting set forth below, the Option may be exercised by you in whole or in part at any time after the date hereof and prior to 5:00 p.m. New York City time on September 22, 2002 (the "Termination Date").
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            (b) Exercise Price. The exercise price payable in respect of the
Option shall equal $3.00 per share (the "Exercise Price").

            (c) Exercise of Option. You may exercise the Option with respect to all or any part of the shares then exercisable under the Option by giving the Company written notice, as provided below, of such exercise. Such notice shall specify the number of shares as to which the Option is being exercised and shall be accompanied by payment in cash of an amount equal to the aggregate Exercise Price of such shares. Such Exercise Price shall be paid in full upon the exercise of the Option (or any portion thereof). If exercised in part, the Option shall remain exercisable with respect to the shares of Common Stock as to which the Option was not exercised, subject to expiration on the Termination Date and as otherwise provided herein. As soon as practicable after receipt of the notice and payment referred to above, the Company shall deliver to you at the office of the Secretary of the Company, or at such other place as may be mutually acceptable to the Company and you, a certificate or certificates representing such shares; provided, however, that the time of such delivery may be postponed by the Company for such period of time as the Company may require to comply with any applicable registration requirements of any national securities exchange and/or other law or regulation applicable to the issuance or transfer of the subject shares. If you fail for any reason to accept delivery of all or any part of the number of shares specified in such notice upon tender of delivery thereof, your right to purchase such undelivered shares may be terminated by the Company by notice to you and refund to you of your payment of the aggregate Exercise Price therefor. Prior to or concurrently with the delivery by the Company to you of a certificate(s) representing such shares, you shall (i) upon notification of the amount due, pay to the Company promptly any amount necessary to satisfy applicable federal, state or local tax withholding requirements imposed on the Company, and (ii) if such shares are not then registered under the Securities Act of 1933, as amended, give assurance satisfactory to the Company that such shares are being purchased for investment and not with a view to the distribution thereof, and you shall give such other assurance and take such other action as the Company shall require to secure compliance with any federal or state securities law applicable to the issuance of the subject shares; provided that out-of-pocket expenses of such registration or compliance shall be borne by the Company.

      (d) Vesting Limitations. The Option (and any portion thereof) may not be exercised until it has been vested in accordance with the terms of this letter agreement. The Option shall vest as follows:

On each of the first three anniversaries of the date hereof (each an "Anniversary Date"), that portion of your Option to purchase "X" shares of Common Stock shall vest where "X" equals the product of (A) 7,484 and (B) a fraction the numerator of which is the lesser of (i) the applicable Target (as defined below) for such period and (ii) the amount of "Net Revenues" for the 12-month period immediately preceding such Anniversary Date, and the denominator of which is the applicable Target for such period. Notwithstanding the foregoing, no portion of this Option shall vest on such Anniversary Date if Net Revenues for the 12-month period immediately preceding such Anniversary Date were less than 80% of the applicable Target (such 80%
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amount, the "Minimum Target"). To the extent this Option does not vest on an
Anniversary Date, the unvested portion of this Option shall automatically expire and cannot vest after such Anniversary Date. To the extent that Options do not vest on an Anniversary Date, such Options shall automatically expire and cannot vest after such Anniversary Date. To the extent that the Minimum Target is exceeded for any such 12-month period (an "Achieved Year"), such excess shall be carried forward and added to the 12-month period immediately following such Achieved Year if (and only if) the Net Revenues achieved in such following 12-month period exceed 120% of the Net Revenues achieved in the Achieved Year.

For purposes hereof, "Net Revenues" means TACTech's gross revenues less any rebates or credits given by TACTech to any of its customers for sales booked after the Closing. "Net Revenues" shall be determined by TACTech's chief financial officer calculated in accordance with GAAP on a consolidated basis. Such determination shall be final and binding, absent manifest error. TACTech shall use its commercially reasonable efforts to furnish the optionees with written evidence of the determination of "Net Revenues" required in order to determine an applicable Target within 135 days after the end of each applicable Anniversary Date. For purposes hereof, "Target" in respect of an Anniversary Date means the amount of Net Revenues for the corresponding 12-month period set forth below:

      12 months                   12 months                   12 months
immediately preceding       immediately preceding       immediately preceding
First Anniversary Date     Second Anniversary Date      Third Anniversary Date
----------------------     -----------------------      ----------------------


Target - $3,780,000         Target - $5,280,000         target - $7,400,000


   3.   Termination of Option: Exercise of Option upon Termination of Employment


        (a) If your employment with the Company shall be terminated by the Company for cause (as defined in your Employment Agreement with the Company) or you resign from your employment, (i) any vested portion of this Option must be exercised within two (2) business days following such termination or resignation and (ii) after such two business day period, this Option shall forthwith terminate.

        (b) If you shall die or become permanently and totally disabled within the meaning of Section 22(e)(iii) of the Internal Revenue Code of 1986, as amended, the Option may be exercised as set forth herein by your guardian or legal representative; provided that the Option shall be exercisable only (i) during the three month period commencing with the Anniversary Date immediately following such death or disability and (ii) with respect to the portion of the Option which is vested and exercisable pursuant to Sections 2(c) and 2(d) above on such Anniversary Date.
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      (c) If you are terminated without cause, your Option may be exercised at any time according and subject to the other terms and conditions of this Option.

      4. Acceleration of Vesting. Notwithstanding anything to the contrary set forth in Section 2(d) above, in the event of a (a) dissolution or liquidation of the Company, or the merger or consolidation of the Company (in which the Company is not the surviving entity), (b) the sale of all or substantially all of the assets of the Company, (c) a sale to the public in an underwritten offering (which shall not include the spinoff of all Common Stock owned by Zing Technologies, Inc. to the extent such spinoff occurs on or after the date hereof) pursuant to an effective registration statement under the Securities Act of 1933, as amended, of shares of TACTech owned by an Affiliate (as defined under the Securities Act of 1933, as amended) of TACTech (other than you or Mr. Bruce L. Blackford), provided that this paragraph (c) shall not result in accelerated vesting if Mal Baca, Robert Schrader or another Affiliate of TACTech does not participate as a selling shareholder in the offering; (d) the acquisition of 80% or more of the issued and outstanding shares of Common Stock by a Person, group of Persons or their Affiliates other than Robert E. Schrader, a family member of Robert E. Schrader or an Affiliate of either such Person, or
(e) if your employment with TACTech shall be terminated by TACTech without cause, then the previously unvested portion of the Option, if any, shall become vested as of the time immediately preceding such event; provided that in no event shall any portion of this Option which did not vest as a result of the failure to achieve an applicable Target or a Minimum Target become vested pursuant to this Section 4. "Affiliate" shall mean, with respect to any person or entity (a "Person"), any other Person who, directly or indirectly, controls, is controlled by or under common control with the subject Person. For the purposes of the preceding sentence the word "control" (including the terms "controlling", "controlled by" and "under common control with") shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

      5. Assignment. Your rights under this letter agreement shall not be assignable (other than by will or the laws of descent and distribution) by you without the prior written consent of the Company, and any purported assignment in contravention of this Section 6 shall be null and void and of no effect.

      6. Counterparts. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

      7. Choice of Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to such State's conflicts of law principles.
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      8. Amendments; Waivers. This letter agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this letter agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any breach, or a waiver of the breach of any other term or covenant contained herein.

      9. Notices. Any notice to the Company provided for in this letter agreement shall be addressed to the Company in care of its Secretary, 22700 Savi Ranch Parkway, Yorba Linda, California 92686 with copy to Mr. Martin Fawer c/o Zing Technologies, Inc., 115 Stevens Avenue, Valhalla, New York 10585, and any notice to you shall be addressed to you at your address now on file with the Company, or such other address as either party may have informed the other by notice herein provided. Any notice so addressed shall be deemed to be given on the fourth business day after mailing, by registered or certified mail, return receipt requested, at a post office or branch post office within the United States.

      10. Adjustments. In the event of any change in the Common Stock subject to this Option, by reason of any stock dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, spinoff, reorganization, liquidation or the like, such adjustment shall be made in the number of shares of Common Stock subject to this Option and the Exercise Price to give proper effect to such event. Such adjustment shall be made by the
Company which, absent manifest error, shall be binding upon the parties hereto.
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         Please indicate your agreement with the foregoing by executing one copy of this letter agreement in the space provided below and returning a fully executed copy to the Company.

                                             Very truly yours,



                                             TRANSITION ANALYSIS COMPONENT
                                             TECHNOLOGY, INC.



                                             By:  /s/ MARTIN S. FAWER
                                                --------------------------------
                                             Name:  Martin S. Fawer
                                             Title: Chief Financial Officer

AGREED AND ACCEPTED:



By:
   ------------------------------
   Name:  Jeff Hanser


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         Please indicate your agreement with the foregoing by executing one copy of this letter agreement in the space provided below and returning a fully executed copy to the Company.

                                             Very truly yours,



                                             TRANSITION ANALYSIS COMPONENT
                                             TECHNOLOGY, INC.



                                             By:
                                                --------------------------------
                                             Name:  Martin S. Fawer
                                             Title: Chief Financial Officer

AGREED AND ACCEPTED:



By: /s/ JEFF HANSER
   ------------------------------
   Name:  Jeff Hanser